245 Summer Street Boston, MA 02210	Fidelity® Investments

January 17, 2025

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Fidelity Financial Trust (the “Registrant”) for Registration Statement on Form N-14 (File No. 333-284193) CIK: 0000708191 Request for Withdrawal of Form N-14 Filing

Ladies and Gentlemen:

The Registrant hereby requests the withdrawal of the Registration Statement on Form N-14 (File No. 333-284193) relating to the reorganization of Fidelity Advisor Equity Income Fund (a series of Fidelity Advisor Series I) into Fidelity Equity Dividend Income Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on January 10, 2025, and was accepted by the Commission on January 10, 2025, (Accession No. 0001133228-25-000350).

No securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement after further consideration and discussion with the Securities and Exchange Commission (“Commission”) staff. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Registration Statement.

Very truly yours,

/s/ Nicole Macarchuk
Secretary of the Trust